News Release

For Immediate Release

WEST FRASER ANNOUNCES THIRD QUARTER 2023 RESULTS
VANCOUVER, B.C., October 25, 2023 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the third quarter results of 2023 ("Q3-23"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Third Quarter Highlights
•Sales of $1.705 billion and earnings of $159 million, or $1.81 per diluted share
•Adjusted EBITDA1 of $325 million, representing 19% of sales
•Lumber segment Adjusted EBITDA1 of $44 million, including $62 million of export duty recovery
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $289 million
•Pulp & Paper segment Adjusted EBITDA1 of $(12) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $4 million
•Announced an agreement to acquire Spray Lake Sawmills in Cochrane, Alberta for CAD$140 million
•Announced an agreement to sell two BCTMP pulp mills to Atlas Holdings for $120 million
•Announced the planned retirement of Ray Ferris, President and CEO, on December 31, 2023 and appointment of Sean McLaren, current COO, to the President and CEO role effective January 1, 2024
“While the third quarter of 2023 marked a continuation of the challenging demand markets we experienced in recent quarters, particularly in the Lumber segment where we executed curtailments at several locations for planned capital upgrades and to meet customer needs, our North American EWP business had its best result in several quarters against a backdrop of rising mortgage rates that remain well above year-ago levels,” said Ray Ferris, West Fraser’s President and CEO.
"In the face of the current economic environment, we will continue to focus on those items we can control, such as safety, operational excellence and sustainability initiatives that improve our production flexibility and lower costs. Importantly, we will continue our approach of counter-cyclical investment in our assets during these times of softer demand while we manage our balance sheet conservatively. We are always looking for opportunities to improve our Company over the longer term, such as the announced acquisition of a sawmill in southern Alberta, which expands our Canadian treated lumber business and provides access to high-quality timber. As we move into the latter part of 2023 and into 2024, we believe our financial flexibility and low-cost position will remain competitive advantages that position us well to execute on the opportunities that lie ahead.”

1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary
Third quarter sales were $1.705 billion, compared to $1.608 billion in the second quarter of 2023. Third quarter earnings were $159 million, or $1.81 per diluted share, compared to $(131) million, or $(1.57) per diluted share in the second quarter of 2023. Third quarter Adjusted EBITDA1 was $325 million compared to $80 million in the second quarter of 2023.

Liquidity and Capital Allocation
Cash and short-term investments increased to $1.204 billion at September 29, 2023 from $1.162 billion at December 31, 2022.
Capital expenditures in the third quarter were $115 million.
We paid $25 million of dividends in the third quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the fourth quarter of 2023.
On February 22, 2023, we renewed our normal course issuer bid (“NCIB”), allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of October 24, 2023, 1,124,208 shares have been repurchased under the bid, leaving 2,939,488 shares available to purchase at our discretion until the expiry of the NCIB.
As of October 24, 2023, we have repurchased for cancellation 40,866,002 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of a substantial issuer bid ("SIB") in 2021, completion of an SIB in 2022 and normal course issuer bids, equalling 75% of the shares issued in respect of the Norbord Acquisition.

Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock, stabilization of inflation and interest rates and greater entrenchment of work-from-home flexibility will help to offset current headwinds from higher interest rates and historically low levels of existing home sales, spurring repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.36 million units in September 2023, with permits issued of 1.47 million units, according to the U.S. Census Bureau. While there are near-term headwinds to new home construction, owing in large part to the upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America have indicated that the current rate hiking cycle may be nearing an end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Although we continue to experience near-term softness, we expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high and rising interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our products in Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
Operations
We continue to expect total lumber shipments in 2023 will be largely similar to 2022 levels since we have not experienced in 2023 the type of severe transportation challenges faced last year, though this has been partially offset by the permanent B.C. mill curtailments announced in August 2022 and the indefinite curtailment of the Perry, Florida sawmill announced in January 2023. However, while we are reiterating our 2023 SPF shipments guidance of 2.6 to 2.8 billion board feet, market demand in the U.S. South has begun to show signs of cooling and as such we now expect 2023 SYP shipments to be at the bottom end of our 2.9 to 3.1 billion board feet guidance range.
In our NA EWP segment, demand has remained relatively robust and as such we are reiterating our 2023 OSB shipments guidance of 6.1 to 6.4 billion square feet (3/8-inch basis). Our modernization capital investment in Allendale, South Carolina is now effectively complete as the start-up phase of the mill, which began in late Q2-23, progresses in-line with expectations. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023.
In our Europe EWP segment, we expect near-term demand weakness to continue and thus expect 2023 OSB shipments to be near the bottom end of the guidance range of 1.0 to 1.2 billion square feet (3/8-inch basis).
In the Pulp & Paper segment, activities in respect of the closing conditions for the previously announced sale of Hinton pulp mill are proceeding and we now anticipate closing the transaction in early 2024. Activities in respect of the closing conditions for the sale of Quesnel River Pulp mill and Slave Lake Pulp mill are proceeding and we anticipate closing of the transaction in early 2024.
In Q3-23, we experienced continued moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.
Based on our current outlook and owing to lengthened lead times for projects underway or planned, we anticipate that there will be a carryover of capital spending into 2024 for projects in progress, and as such we now expect to invest approximately $450 million in 20231.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Management Discussion & Analysis ("MD&A")
Our Q3-23 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.

Sustainability Report
West Fraser’s 2022 Sustainability Report is available on the Company’s website at www.westfraser.com. This report summarizes our Environmental, Social, and Governance ("ESG") performance with a focus on our people, communities and role of our products in the carbon cycle. It is aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Financial Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2022 Annual MD&A, as updated in the disclosures in our Q3-23 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q3-23 financial and operating results on Thursday, October 26, 2023, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.
Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:

•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications, the impact of rising interest rates and inflationary pressures and the growing penetration of mass timber;
•anticipated moderation of interest rates and availability constraints for transportation, raw materials and energy in the near term and continued challenges on labour availability;
•operation guidance, including projected shipments, moderation of inflationary cost pressures on our input costs, transportation, raw materials and energy constraints, restart of the Allendale OSB mill and projected capital expenditures;
•the continuation of investments in our assets and the maintenance of our financial flexibility and our low-cost position as competitive advantages;
•expectations as to the timing and completion of our sale of the Hinton pulp mill, Quesnel River Pulp mill and Slave Lake Pulp mill and our purchase of Spray Lake Sawmills; and
•the timing and completion of our planned senior leadership transition plan.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflicts in Ukraine and the Middle East;
•continued increases in interest rates and inflation and sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;

•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•satisfaction of the conditions to closing of our sales of the Hinton pulp mill, Quesnel River Pulp mill and Slave Lake Pulp mill and related timing of the closing of these transactions, including impacts to proceeds from the sale if the working capital at closing is below target;
•satisfaction of the conditions to closing of our purchase of the Spray Lake Sawmills and related timing of the closing of this transaction, including purchase price adjustments;
•our ability to effect our planned senior leadership transition plan;
•the risks and uncertainties described in the Q3-23 MD&A, our Q1-23 and Q2-23 MD&A and in our 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2022 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA
($ millions)

	Q3-23	Q2-23
Earnings	159	(131)
Finance expense (income), net	(21)	(9)
Tax provision (recovery)	56	(46)
Amortization	132	135
Equity-based compensation	(4)	12
Restructuring and impairment charges	13	129
Other expense (income)	(11)	(10)
Adjusted EBITDA	325	80

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable measure for Adjusted EBITDA by segment.

Quarterly Adjusted EBITDA by segment
($ millions)

Q3-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings	$(2)	$222	$(29)	$(8)	$2	$184
Amortization	46	67	4	12	3	132
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$44	$289	$(12)	$4	$1	$325

Q2-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings	$(41)	$58	$(204)	$7	$(16)	$(196)
Amortization	44	68	8	12	3	135
Equity-based compensation	—	—	—	—	12	12
Restructuring and impairment charges	7	—	122	—	—	129
Adjusted EBITDA by segment	$10	$126	$(74)	$19	$(1)	$80
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2023 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in current market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2022 Annual MD&A and Q3-23 MD&A.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com